SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WORLDWATER AND POWER CORP.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

98155N-10-6
________________________________________________________________________________
(CUSIP Number)

Howard W. Brodie, Esq.
Executive Vice President & Chief Legal Officer
EMCORE Corporation
145 Belmont Drive
Somerset, NJ 08873
(732) 302-4077
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2006
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EMCORE Corporation 22-2746503
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 53,979,010 See Item 5
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,979,010 See Item 5
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,979,010 See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 26.92% See Item 5
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D ("Schedule 13D") is being filed by and on behalf of EMCORE Corporation, a New Jersey Corporation ("EMCORE") with respect to the common stock ("Common Stock") par value $.001 of WorldWater and Power Corp., a Delaware Corporation (the "Issuer" or "WorldWater", and together with EMCORE, the "Parties").

The Issuer issued shares of Series D Convertible Preferred Stock, par value $.01 per share (the "Series D Stock") and warrants to acquire Series D Stock (the "Warrants"), as described in Item 4 below. The shares of Series D Stock are convertible into shares of Common Stock and have the designations, preference and rights as set forth in the certificate of designation for the Series D Stock, as described in Item 4 below. The Warrants are exercisable for shares of Series D Stock, as described in Item 4 below.

The Issuer's principal executive office is located at 55 Route 31 South, Pennington, New Jersey, NJ 08534.

Item 2. Identity and Background.

This Schedule 13D is being filed by EMCORE. EMCORE is a leading provider of compound semiconductor-based components and subsystems for the broadband, fiber optic, satellite and solar photovoltaic markets. EMCORE's principal executive and business office is located at 145 Belmont Drive, Somerset, New Jersey 08873.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of EMCORE is set forth on Schedule A, which is incorporated by reference herein.

During the past five years neither EMCORE nor, to the best of it's knowledge, any of the other persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 29, 2006, EMCORE acquired 4,892,857 shares of Series D Stock (the "Tranche A Shares") and (ii) 505,044 warrants (the "Tranche A Warrants", and together with the Tranche A Shares, the "Trance A Securities") to purchase 505,044 shares of Series D Stock. The aggregate amount of funds required by EMCORE for the purchase of the Tranche A Securities was $13,500,000. EMCORE obtained such funds from its working capital and no part of such funds consists of borrowed funds.

As described in Item 4 below, at the Tranche B Closing (as defined in Item 4) WorldWater will issue to EMCORE (i) an additional one million, six hundred and thirty thousand, nine hundred and fifty-three (1,630,953) shares of Series D Stock (the "Tranche B Shares") and (ii) an additional one hundred and sixty-three thousand and ninety-five (163,095) Warrants (the "Tranche B Warrants", and together with the Tranche B Shares, the "Trance B Securities") to purchase one hundred and sixty-three thousand and ninety-five (163,095) shares of Series D Stock. The aggregate amount of funds required by EMCORE for the purchase of the Tranche B Securities is $4,500,000. EMCORE will obtain the funds to be paid to the Issuer at the Tranche B Closing from its working capital and expects that no part of such funds will consist of borrowed funds.

Item 4. Purpose of Transaction.

Overview of Transaction

On November 29, 2006, EMCORE and WorldWater entered into an Investment Agreement (the "Investment Agreement"), a Registration Rights Agreement (the "Registration Right Agreement") and a Letter Agreement (the "Letter Agreement"). The Investment Agreement, Registration Rights Agreement and Letter Agreement are Exhibits 1, 2 and 3 to this Schedule 13D respectively and are incorporated herein by reference.

Pursuant to the Investment Agreement, EMCORE agreed to invest $18.0 million in return for (i) six million, five hundred and twenty-three thousand, eight hundred and ten (6,523,810) shares of Series D Stock and (ii) six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) Warrants to purchase six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) shares of Series D Stock. Pursuant to the Registration Rights Agreement, EMCORE has received shelf, demand and piggy-back registration rights.

The Letter Agreement (i) defines the scope and key terms of the strategic relationship to be embodied in a strategic agreement between the Parties and (ii) sets forth certain binding purchase and supply obligations of the Parties, including a contract, pursuant to which EMCORE will be WorldWater's exclusive supplier of high-efficiency multi-junction solar cells, assemblies and concentrator subsystems, valued at up to one hundred million ($100,000,000) over the next three (3) years. In the Investment Agreement, the Parties agreed to negotiate in good faith and use commercially reasonable efforts to enter into a definitive strategic agreement as soon as practicable, but no later than January 31, 2007.

On November 29, 2006, EMCORE invested $13.5 million in WorldWater, representing the first tranche of its $18.0 million investment, in return for which WorldWater issued to EMCORE the Tranche A Securities. The investment of the remaining $4.5 million second tranche (the "Tranche B Closing") will be consummated once a definitive strategic agreement between the Parties is executed and certain other conditions set forth in the Investment Agreement are satisfied. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of the year. At the Tranche B Closing, WorldWater will issue to EMCORE the Tranche B Securities.

Terms and Provisions of Securities

Following is a description of certain terms and provisions relating to the Series D Sock. The powers, designations, preferences, qualifications and rights of the Series D Stock are more fully set forth in the certificate of designation filed with the Secretary of State for the State of Delaware on November 29, 2006 (the "Certificate of Designation"), which is Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Conversion. The holders of Series D Stock have the sole right and discretion to convert their shares of Series D Stock at any time and from time to time into such number of fully paid and non-assessable shares of Common Stock equal to such number of shares of Series D Stock multiplied by ten, subject to certain adjustments as more fully set forth in the Certificate of Designation.

Voting Rights and Board Rights. The holders of Series D Stock have the right to vote together with the holders of Common Stock as a single class on all matters submitted for a vote of holders of Common Stock. The holders of Series D Stock may, for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) does not fall below ten percent (10%) of the then outstanding shares of Common Stock, exclusively elect two members of the board of directors of WorldWater. In the event that the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) is between five percent (5%) and ten percent (10%) of the then outstanding shares of Common Stock, the Series D Stock holders have the exclusive right to elect one member of the board of directors of WorldWater.

Approval Rights. For so long as any shares of Series D Stock remain outstanding, WorldWater is prohibited, without the written consent or affirmative vote of the holders of at least three-quarters of the outstanding shares of Series D Stock, voting as a single class, from taking certain actions that are enumerated in the Certificate of Designation, including, among others: (i) authorizing, creating or issuing any class of capital stock having any preference or priority over, or parity with, the Series D Stock, (ii) increasing or decreasing the size of the WorldWater's board of directors or (iii) amending, altering, or repealing any provision of WorldWater's certificate of incorporation or bylaws in a manner adverse to the holders of Series D Stock.

Dividends. Each holder of Series D Stock have the right to receive dividends in an amount equal to the amount of dividends that such holder would have received had the holder converted its shares of Series D Stock into shares of Common Stock as of the date immediately prior to the record date for such dividend.

Liquidation Rights. In the event of WorldWater's liquidation, dissolution or winding up, the holders of Series D Stock will be entitled to receive out of the available assets of the Issuer, whether such assets are stated capital or surplus of any nature, an amount on such date equal to $2.76 per share of Series D Stock (as adjusted for any subdivision, combination, consolidation or reclassification with respect to the Series D Stock), plus the amount of any declared but unpaid dividends thereon as of such date.

Rank. The Series D Stock ranks senior in right of payment to all classes of capital stock in WorldWater upon WorldWater's liquidation, dissolution or winding-up.

Rights Granted Under the Investment Agreement. Pursuant to the terms of the Investment Agreement, EMCORE has been granted the following rights, among others: (i) the right to participate pro-rata in future financings and equity issuances by WorldWater; (ii) certain rights to obtain information regarding the financial results, financial performance, business and operations of WorldWater; and (iii) the right to nominate and appoint two individuals to WorldWater's board of directors. EMCORE expects to identify the two individuals to be nominated and appointed to WorldWater's board of directors later this week or next week.

Warrants. The Warrants have an exercise price of $3.17, subject to certain adjustments as more fully set forth in the instrument governing the warrants, and permit the holder to purchase shares of Series D Stock (the "Warrant Instrument"). The Tranche A Warrants are exercisable at the sole right and discretion of EMCORE at any time and from time to time prior to 5.00 P.M., New York City time on the 29th day of November 2016.  A form of the Warrant Instrument is Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Other

EMCORE purchased the Tranche A Securities for investment purposes and will purchase the Tranche B Securities for investment purposes. EMCORE intends to review and evaluate its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's business, prospects, financial condition and strategic direction, actions taken by the Issuer's board of directors, prospects for EMCORE's own businesses, other investment opportunities available to EMCORE, price levels of the shares of Common Stock and conditions in the securities and financing markets and the economy in general, EMCORE may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by it in the open market or in private transactions, or take any other actions with respect to its investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. As has been previously announced the Issuer has entered into a letter of intent with Entech, Inc. ("Entech") to acquire Entech upon completion of the necessary due diligence and after the Issuer obtains the appropriate financing. EMCORE and the Issuer have held preliminary discussions regarding EMCORE providing the Issuer with the financing to consummate the acquisition of Entech or assisting the Issuer in obtaining such financing. If EMCORE were to provide the Issuer with such financing, EMCORE may take any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, EMCORE does not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the individuals who EMCORE appoints to the board of directors of the Issuer, may, in their capacities as such, propose that the board of directors of WorldWater consider one or more of such actions from time to time.

The foregoing description of the Investment Agreement, Registration Rights Agreement, Letter Agreement, the Warrant Instrument and Certificate of Designation is not intended to be complete and is qualified in its entirety by reference to text of the Investment Agreement, Registration Rights Agreement, Letter Agreement, the form of Warrant Instrument and Certificate of Designation, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

        a)  By virtue of its ownership of 4,892,857 shares of Series D Stock and 505,044 Warrants to purchase 505,044 shares of Series D Stock, EMCORE may be deemed to beneficially own a total of 53,979,010 shares of Common Stock representing 26.92% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 29, 2006 and after giving effect to the conversion of all of the Tranche A Shares and the exercise of all of the Tranche A Warrants). After consummation of the Tranche B Closing, by virtue of its ownership of 6,523,810 shares of Series D Stock and 668,139 Warrants to purchase 668,139 shares of Series D Stock, EMCORE will be deemed to beneficially own a total of 71,919,490 shares of Common Stock representing 32.92% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 29, 2006 and after giving effect to the conversion of all of the Tranche A Shares and the Tranche B Shares and the exercise of all of the Tranche A Warrants and the Tranche B Warrants).
        b)  EMCORE has the sole voting and dispositive power with respect to the 4,892,857 shares of Series D Stock and 505,044 Warrants held by it.

        c)  Other than (i) the transactions described in Item 4, (ii) the acquisition in the open market on December 4, 2006 of 25,000 shares of Common Stock for $0.40 per share by Thomas G. Werthan (“Mr. Werthan”), a director, executive officer and chief financial officer of EMCORE (representing less than 0.001% of the shares of Common Stock based on the number of such shares outstanding as of November 29, 2006), and (iii) the sale in the open market on December 6, 2006 of 25,000 shares of Common Stock for $0.44 per share by Mr. Werthan (the $1,019.67 of profit with respect to the purchase and sale of the 25,000 shares has been remitted to EMCORE), no other transactions in securities of the Issuer were effected by EMCORE during the sixty days prior to the date of this statement.

        d)  Not applicable

        e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated herein by reference. Except for the Certificate of Designation, Investment Agreement, Registration Rights Agreement, Letter Agreement and Warrant Instrument, each as described in Item 4 and Item 5 of this Schedule 13D, to the best of the knowledge of EMCORE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between EMCORE, and any other person, with respect to any of the securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1
Investment Agreement between WorldWater and Power Corp. and EMCORE Corporation, dated November 29, 2006 (filed as Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 and incorporated herein by reference) (1).

2
Registration Rights Agreement between WorldWater and Power Corp. and EMCORE Corporation, dated November 29, 2006 (filed as Exhibit 10.2 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 and incorporated herein by reference)

3
Letter of Agreement between WorldWater and Power Corp. and EMCORE Corporation, dated November 29, 2006 (filed as Exhibit 10.3 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 and incorporated herein by reference). Confidential Treatment has been requested by the Company with respect to portions of this document. Such portions are indicated by "***."

4
Certificate Of Designations, Preferences and Rights of Series D Convertible Preferred Stock Of WorldWater and Power Corp (filed as Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 and incorporated herein by reference)

5
Form of Warrant to Purchase Series D Convertible Preferred Stock of WorldWater and Power Corp. (filed as Exhibit 10.4 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 and incorporated herein by reference)

(1) The schedules to the Investment Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. EMCORE will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

EMCORE CORPORATION

By:  /s/ Howard W. Brodie
Name:  Howard W. Brodie
Title:  Chief Legal Officer, Executive Vice-President
and Secretary

Dated: December 8, 2006

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF EMCORE

The following sets forth the name, business address, present principal occupation or employment and citizenship of each executive officer and director of EMCORE. The business address of EMCORE is 145 Belmont Drive, Somerset, New Jersey 08873. The business address of each such person is EMCORE Corporation, 145 Belmont Drive, Somerset, New Jersey 08873. Unless otherwise indicated, each such person is a citizen of the United States of America. Unless otherwise indicated, each occupation set forth beside an individual’s name refers to employment with EMCORE

Name	Principal Occupation	Name and address of organization in which such occupation is conducted	Citizenship
Reuben F. Richards Jr.	President, Director and Chief Executive Officer
Thomas G. Werthan	Director and Chief Financial Officer
Richard A. Stall, Ph.D.	Director and Vice President, Technology
Howard W. Brodie, Esq.	Secretary of the Company and Vice President, General Counsel
Scott Massie	Chief Operating Officer
Thomas J. Russell, Ph.D.	Chairman of the Board of Directors
Robert Louis-Dreyfus (Director)	Chairman of Infront Sports and Media AG	Ortstrasse 4 CH-7270 Davos-Platz Switzerland	France
Robert Bogomolny (Director)	President, University of Baltimore	University of Baltimore, 1420 N. Charles St., Baltimore, MD 21201
Charles Scott (Director)	Chairman of William Hill plc.	William Hill plc., Greenside House, 50 Station Road, Wood Green, London, N22 7TP, United Kingdom	United Kingdom
John Gillen (Director)	Partner, Gillen and Johnson, P.A., Certified Public Accountants	Gillen and Johnson, P.A, 182 West High St, PO Box 477, Somerville, NJ 08876